UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTE NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30283R1045

(CUSIP Number)

Jack Thrift, Chief Financial Officer

Lateral Investment Management

1825 South Grant Street, Suite 210,

San Mateo, CA 94402

(650) 396-2215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283R1045	13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Investment Management, LLC I.D. No. 45-3753719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,064,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,064,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,064,127*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The reporting persons named herein (the “Reporting Persons”) became a greater than 5% beneficial owner of the common stock, par value $0.001 per share (the “Common Stock”), of FTE Networks, Inc., a Nevada corporation (the “Issuer”), on the event date listed on the cover page to this Schedule 13D (the “Event Date”). As of the Event Date, the Reporting Persons beneficially owned 11,106,880 shares of the Issuer’s Common Stock after giving effect to a 1-for-20 reverse stock split of the Issuer on May 26, 2016 (which constituted approximately 24.5% of the shares of Common Stock outstanding as of September 30, 2015, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2016) and had (a) sole voting and sole dispositive power with respect to 0 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 11,106,880 shares of the Issuer’s Common Stock. Subsequent to the Event Date, the Reporting Persons beneficially acquired additional shares of the Issuer’s Common Stock as described below. The amounts reflect the Reporting Persons’ beneficial ownership of the Issuer’s common stock as of the filing date of this Schedule 13D.

On September 30, 2016, the Reporting Persons beneficially acquired warrants to purchase 2,343,750 shares of the Issuer’s Common Stock and as a result became the beneficial owner in the aggregate of 13,450,630 shares of the Issuer’s Common Stock. On November 11, 2016, the Reporting Persons beneficially acquired warrants to purchase 2,500,000 shares of the Issuer’s Common Stock and as a result became the beneficial owner in the aggregate of 15,950,630 shares of the Issuer’s Common Stock. On December 23, 2016, the Reporting Persons beneficially acquired warrants to purchase 3,750,000 shares of the Issuer’s Common Stock and became the beneficial owner in the aggregate of 19,700,630 shares of the Issuer’s Common Stock. On March 3, 2017, the Reporting Persons beneficially acquired 6,420,020 shares of the Issuer’s Common Stock and became the beneficial owner in the aggregate of 26,120,650 shares of the Issuer’s Common Stock. On March 29, 2017, the Reporting Persons beneficially acquired warrants to purchase 3,750,000 shares of the Issuer’s Common Stock and as a result became the beneficial owner in the aggregate of 29,870,650 shares of the Issuer’s Common Stock. On April 7, 2017, the Reporting Persons beneficially acquired 1,978,068 shares of the Issuer’s Common Stock and became the beneficial owner in the aggregate of 31,848,718 shares of the Issuer’s Common Stock.

On May 8, 2017, the Reporting Persons beneficially acquired 26,215,409 shares of the Issuer’s Common Stock in connection with the Issuer’s acquisition of all of the issued and outstanding shares of common stock of Benchmark Builders, Inc., and as a result became the beneficial owner in the aggregate of 58,064,127 shares of the Issuer’s Common Stock (which constituted approximately 38.7% of the shares of Common Stock outstanding as of May 8, 2017, as disclosed to the Reporting Persons by the Issuer) and had (a) sole voting and sole dispositive power with respect to 0 shares of the Issuer’s Common Stock and (b) shared voting and shared dispositive power with respect to 58,064,127 shares of the Issuer’s Common Stock. See Items 3 and 4.

**	Based on 150,056,039 shares of Common Stock outstanding as of May 8, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 30283R1045	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral FTE Feeder LLC I.D. No. 47-5408053
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,163,096*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,163,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,163,096*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R1045	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral U.S. Credit Opportunities Fund, L.P. I.D. No. 37-1794036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,621,339*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,621,339*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,621,339*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R1045	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Credit Opportunities, LLC I.D. No. 47-5318392
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,621,339*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,621,339*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,621,339*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R1045	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth Masters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,064,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,064,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,064,127*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R1045	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dhamitha Richard de Silva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,064,127*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,064,127*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,064,127*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R1045	13D	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of FTE Networks, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 999 Vanderbilt Beach Rd., Suite 601, Naples, Florida 34108.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Lateral Investment Management, LLC, a Delaware limited liability company (“Lateral Management”), Lateral FTE Feeder LLC, a Delaware limited liability company (“Lateral FTE”), Lateral U.S. Credit Opportunities Fund, L.P., a Delaware limited partnership (“Lateral Fund”), Lateral Credit Opportunities, LLC, a Delaware limited liability company (“Lateral GP”), Kenneth Masters, an individual (“Masters”), and Dhamitha Richard de Silva, an individual (“de Silva”). Lateral Management, Lateral FTE, Lateral Fund, Lateral GP, Masters and de Silva are together referred to herein as “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.” Lateral Management is the sole manager of Lateral FTE and has a management agreement with Lateral Fund. Lateral GP is the sole general partner of Lateral Fund. Masters and de Silva are the sole managers of Lateral Management and Lateral GP.

Lateral FTE owns 12,163,096 shares of the Issuer’s Common Stock. Lateral Fund owns 32,621,339 shares of the Issuer’s Common Stock. Lateral Management owns 13,279,692 shares of the Issuer’s Common Stock (which includes 6,911,335 shares that are owned of record by investors, whose ownership are below 5% and whose accounts are managed by Lateral Management, the manager of Lateral Fund. Due to its relationship with Lateral FTE and Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the shares owned by Lateral FTE and Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the shares owned by Lateral. Lateral GP, however, disclaims beneficial ownership of such shares. Due to their relationships with Lateral Management and Lateral GP, Masters and de Silva may be deemed to have shared voting and investment power with respect to the shares owned by Lateral Fund and Lateral FTE. Masters and de Silva, however, disclaim beneficial ownership of such shares.

By virtue of the relationship between the Reporting Persons, Michael Palleschi, in his individual capacity (“Palleschi”), TBK 327 Partners, LLC (“TBK”), TLP Investments, LLC (“TLP” and collectively with TBK and Palleschi, the “Non-Lateral Stockholders”), as described further in Item 3 and Item 4, the Reporting Persons and the Non-Lateral Stockholders may have been deemed to constitute a 13(d) “group,” which “group”, as of the Event Date, may have been deemed to beneficially owned as of such date an aggregate of 11,106,880 shares of Common Stock on an as-converted basis (after giving effect to a 1-for-20 reverse stock split of the Issuer on May 26, 2016), and represented approximately 24.5% of the outstanding shares of Common Stock on an as-converted basis as of the Event Date. As further discussed below, the Voting Agreement (defined below) has since been terminated and the relationship between the Reporting Persons and the Non-Lateral Stockholders, and therefore are no longer a 13(d) “group.” However, at all times prior to the termination of the Voting Agreement, the Reporting Persons disclaimed any beneficial ownership of the shares owned by the Non-Lateral Stockholders.

The percentages used herein, other than for beneficial ownership as of the Event Date, are based on 150,056,039 shares of Common Stock outstanding as of May 8, 2017, as disclosed to the Reporting Persons by the Issuer.

Each Reporting Person that is an entity is organized under the state of Delaware. Each Reporting Person that is an individual is a U.S. citizen. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 1825 South Grant Street, Suite 210, San Mateo, CA 94402.

During the period beginning five years prior to the Event Date, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30283R1045	13D	Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On October 28, 2015, the Issuer entered into a credit agreement (the “Credit Agreement”) with Jus-Com, Inc., an Indiana corporation and subsidiary of the Issuer as the borrower (“Jus-Com”), certain Credit Parties thereto (as defined in the Credit Agreement), Lateral Fund (as a successor in interest), as Administrative Agent for the several lenders party to the Agreement (collectively, the “Lenders”), and such Lenders, pursuant to which Jus-Com was given term loans that were funded on or about October 28, 2015 for an aggregate amount of $6,000,000 and $2,000,000, respectively, in accordance with the terms of the Credit Agreement. A complete copy of the Credit Agreement is attached as Exhibit 7.1 hereto and is incorporated herein in its entirety by reference.

In connection with the Credit Agreement, the Issuer agreed to (i) issue to Lateral Fund (as a successor in interest) and Lateral FTE up to 163,441 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”), and (ii) designate 1,980,000 shares as Series F Convertible Preferred Stock (“Series F Stock”) and issue up to 391,903 shares of such Series F Stock, all convertible into shares of the Issuer’s Common Stock. All shares of Series D Stock and Series F Stock were converted into Common Stock on May 26, 2016. The Issuer, Lateral Fund (as a successor in interest) and Lateral FTE entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in connection with the transactions contemplated by the Credit Agreement, pursuant to which, amongst other actions, the Issuer must, under certain circumstances, file a registration statement with the Securities and Exchange Commission with respect to the New Shares. A complete copy of the Registration Rights Agreement is attached as Exhibit 7.2 hereto and is incorporated in its entirety by reference.

Concurrently with the execution of the Credit Agreement and the Registration Rights Agreement, the Issuer entered into a Redemption Rights Agreement with Lateral Fund (as a successor in interest) and Lateral FTE (the “Redemption Agreement”). Under the Redemption Agreement, the Issuer granted Lateral and Lateral FTE, the right, but not the obligation on the part of Lateral Fund (as a successor in interest) and Lateral FTE, to require the Issuer to redeem from time to time, out of funds legally available therefor, all or any part of the New Shares for a redemption price stated therein. The Redemption Rights Agreement is attached as Exhibit 7.3 hereto and is incorporated in its entirety by reference.

Concurrently with the execution of the Credit Agreement, the Issuer, Lateral Fund (as a successor in interest), Lateral FTE, Palleschi, TBK and TLP entered into a Voting and Cooperation Agreement (the “Voting Agreement”) pursuant to which the Non-Lateral Stockholders agreed to vote (and granted a proxy to Lateral Fund (as a successor in interest) and Lateral FTE to vote their shares) in favor of or against certain potential proposals, including in favor of (i) an amendment to the articles of incorporation (the “Charter”) of the Issuer to increase the number of authorized shares of Common Stock to a number sufficient to effect the conversion of all preferred stock of the Issuer outstanding following the issuance of the Series D Stock and Series F Stock to Lateral Fund (as a successor in interest) and Lateral FTE and the conversion of any and all other securities of the Issuer outstanding as of the date of the Voting Agreement that are intended to be convertible into Common Stock (the “Increase”), (B) an amendment to the Charter to implement any reverse stock split of the Issuer’s shares of stock pursuant to Section 2(a) of the Certificate of Designations of Series D Preferred Stock of the Issuer (the “Series D Designation”) and Section 2(a) of the Certificate of Designations of Series F Preferred Stock of the Issuer (the “Series F Designation”) in order to cause a Mandatory Conversion (as defined in the Series D Designation and Series F Designation, as applicable) of the Series D Preferred Stock and Series F Preferred Stock and (C) the nomination and election of any one individual designated by Lateral Fund (as a successor in interest) and Lateral FTE from time to time for election to the board of directors of the Issuer; and (ii) against (A) any Acquisition Proposal (as defined in the Voting Agreement), (B) any proposal for any reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between the Issuer and any other person (other than the Issuance, the Increase and the Reverse Stock Split, or any transaction involving a third-party which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Issuer that shall provide to the Issuer additional benefits in addition to the investment of funds), and (C) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Issuance, the Increase, the Reverse Stock Split or any of the transactions contemplated by the Credit Agreement or the Voting Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer or any of its subsidiaries under the Credit Agreement. The Voting Agreement is attached as Exhibit 7.4 hereto and is incorporated in its entirety by reference. The amendment to the Charter and the reverse stock split were consummated on May 26, 2016 and the Reporting Persons never availed themselves of the right to nominate a director to the board of directors of the Issuer. Consequently, the Reporting Persons have terminated the Voting Agreement.

The Reporting Persons beneficially acquired additional shares of Common Stock following the Event Date in accordance with the anti-dilution protections under the Redemption Agreement and in connection with an amendment to the Credit Agreement in which the Issuer issued an aggregate of 8,738,470 additional shares of Common Stock to the Reporting Persons.

As of May 8, 2017, the Reporting Persons are deemed to beneficially own an aggregate of 58,064,127 shares of Common Stock, as detailed in Item 5.

Item 4.	Purpose of Transaction.

On the Event Date, the Reporting Persons acquired the Series D Stock and Series F Stock (which have since been converted to Common Stock) as partial consideration for the loans made to the Issuer pursuant to the Credit Agreement. Since the Event Date, the Reporting Persons have extended further financial accommodations to the Issuer and have beneficially acquired additional shares of Common Stock. The acquisition of this stock was made for investment purposes in the ordinary course of business of the Reporting Persons because they believed the shares to be undervalued in the market. The disclosure in Item 3 is hereby incorporated by reference.

The Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their shares of Common Stock, on the open market, in privately negotiated transactions or otherwise. The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

As of May 8, 2017, the Reporting Persons beneficially own in the aggregate 58,064,127 shares of Common Stock, representing approximately 38.7% of the outstanding shares of Common Stock.

Lateral Fund is the record owner of a portion of the shares of Common Stock referred to above. Lateral GP is the sole general partner of Lateral Fund. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral GP, however, disclaims beneficial ownership of such shares. Lateral Management has a management agreement with Lateral Fund. Due to its relationship with Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. Masters and de Silva are the sole managers of Lateral Management and Lateral GP. Due to their relationships with Lateral Management and Lateral GP, Masters and de Silva may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Masters and de Silva, however, disclaim beneficial ownership of such shares.

CUSIP No. 30283R1045	13D	Page 9 of 11 Pages

Lateral FTE is the record owner of a portion of the Common Stock referred to above, and Lateral Management is the sole manager of Lateral FTE. Due to its relationship with Lateral FTE, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. Lateral Management, however, disclaims beneficial ownership of such shares. Masters and de Silva are the sole managers of Lateral Management. Due to their relationships with Lateral Management, Masters and de Silva may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. Masters and de Silva, however, disclaim beneficial ownership of such shares.

Reporting Persons	Number of Shares with Shared Dispositive Power	Number of Shares with Shared Voting Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Lateral Investment Management, LLC	58,064,127	58,064,127	58,064,127	38.7%
Lateral FTE Feeder LLC	12,163,096	12,163,096	12,163,096	8.1%
Lateral U.S. Credit Opportunities Fund, L.P.	32,621,339	32,621,339	32,621,339	21.7%
Lateral Credit Opportunities, LLC	32,621,339	32,621,339	32,621,339	21.7%
Kenneth Masters	58,064,127	58,064,127	58,064,127	38.7%
Dhamitha Richard de Silva	58,064,127	58,064,127	58,064,127	38.7%

*	Based on 150,056,039 shares of Common Stock outstanding as of May 8, 2017, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 30283R1045	13D	Page 10 of 11 Pages

The percentages used herein are based on 150,056,039 shares of Common Stock outstanding as of May 8, 2017, as disclosed to the Reporting Persons by the Issuer.

(c) No transactions in shares of Common Stock or preferred shares convertible into shares of Common Stock have been effected during the past 60 days by the Reporting Persons. The Reporting Persons are not aware of any transactions in shares of Common Stock or preferred stock convertible into Common Stock effected during the past 60 days by the Non-Lateral Stockholders.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and the agreements filed as Exhibits 7.1 through 7.4 to this Schedule 13D are incorporated herein by reference.

Item 7.	Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Credit Agreement by and among Jus-Com, Inc., certain Credit Parties thereto (as defined in the Credit Agreement), Lateral Juscom, as Administrative Agent for the Lenders, and such Lenders, dated October 28, 2015 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2015).

7.2	Registration Rights Agreement dated October 28, 2015 by and among FTE Networks, Inc., Lateral Juscom Feeder LLC and Lateral FTE Feeder LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2015).

7.3	Redemption Rights Agreement dated October 28, 2015 by and among FTE Networks, Inc., Lateral Juscom Feeder, LLC and Lateral FTE Feeder LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2015).

7.4	Voting and Cooperation Agreement dated October 28, 2015, by and among Lateral Juscom Feeder LLC, Lateral FTE Feeder LLC and certain of the stockholders of FTE Networks, Inc. (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2015).

CUSIP No. 30283R1045	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2017

Lateral Investment Management, LLC

By:	/s/ Richard de Silva
Name:	Richard de Silva
Title:	Manager

Lateral FTE Feeder LLC

By:	Lateral Investment Management, LLC
Its:	Manager

By:	/s/ Richard de Silva
Name:	Richard de Silva
Title:	Manager

Lateral U.S. Credit Opportunities Fund, L.P.

By:	Lateral Credit Opportunities, LLC
Its:	General Partner

By:	/s/ Richard de Silva
Name:	Richard de Silva
Title:	Manager

Lateral Credit Opportunities, LLC

By:	/s/ Richard de Silva
Name:	Richard de Silva
Title:	Manager

Kenneth Masters

/s/ Kenneth Masters
Kenneth Masters

Dhamitha Richard de Silva

/s/ Richard de Silva
Richard de Silva